NUMBEER, INC.

December 31, 2010

Via EDGAR Only

U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C.  20549

Re:  Numbeer, Inc.
        Form 10-K for the year ended May 31, 2010
                        Form 10-Q for the quarterly period ended August 31, 2010
        File No. 333-153172

To Whom It May Concern:

Please be advised that this firm is counsel to Numbeer, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings (the “Comment Letter”), and to illustrate the amendments made to the filings on Form 10-K/A and 10-Q/A filed concurrently herewith.  Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience and edits are in underline and strikethrough formatting to show changes.

Form 10-K/A for the year ended May 31, 2010

Item 9A. Controls and Procedures

1.
We note from your response to our prior comment 1 and your amended 10-K that you have revises your disclosure regarding your disclosure controls and procedures to include two conclusions, the first, that management concluded that your disclosure controls and procedures are effective in gathering, analyzing and disclosing information needed to satisfy the registrant’s disclosure obligations under the Exchange Act, and the second, that your disclosure controls and procedures are not effective because of the material weaknesses identifies.  As a result, your disclosure is confusing.  Please further amend your Form 10-K to only clearly disclose, if true, that your management concluded that your disclosure controls and procedures  were not effective as of the end of the period covered by the annual report.  Refer to Item 307 of Regulation S-K.

Our Form 10-K has been amended to provide that management concluded that our disclosure controls and procedures are ineffective in gathering, analyzing and disclosing information needed to satisfy the registrant’s disclosure obligations under the Exchange Act.

Form 10-Q for the quarterly period ended August 31, 2010

Item 4 Controls and Procedures, page 12

2.
We note your response to our prior comment 7 and see your revised disclosure in your amendment to your Form 10-Q.  The language that is currently included after the words not effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by Rule 13a-15(e) of the Exchange Act.  Please remove the language in your future filings, including any amendments, or revise the disclosure in those filings so that the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Our Form 10-Q has been amended to include the definition of disclosures and procedures as follows:

“Based upon an evaluation of the effectiveness of disclosure controls and procedures, our principal executive officer and principal  financial officer have concluded that as of the end of the period covered by this Quarterly Report on Form 10-Q our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act) were not effective.  As reported in our Annual Report on Form 10-K for the year ended May 31 ,2010, the Company’s principal executive officer and principal financial officer has determined that there are material weaknesses in our disclosure controls and procedures.”

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

NUMBEER, INC.
By:	/s/ Michael Allan English
Michael Allan English
President, Secretary Treasurer, Principal Executive Officer, Principal Financial Officer and sole Director
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112 North Curry Street, Carson City, NV 89703-4934 •  Phone: (775) 321-8216